SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rain Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75082Q105

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75082Q105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,510,127*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,510,127*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,127*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Includes 362,915 shares of Common Stock that Boxer Capital has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.
**

Based on 25,126,403 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 24,763,488 shares of Common Stock outstanding following the completion of the Issuer’s offering, assuming no exercise of the underwriters’ 30-day option to purchase up to an additional 1,286,449 shares of Common Stock, as set forth in the Issuer’s prospectus supplement filed with the SEC on November 7, 2022 and (ii) 362,915 shares of Common Stock that Boxer Capital has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.

CUSIP No. 75082Q105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,510,127*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,510,127*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,127*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Includes 362,915 shares of Common Stock that Boxer Capital has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.
**

Based on 25,126,403 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 24,763,488 shares of Common Stock outstanding following the completion of the Issuer’s offering, assuming no exercise of the underwriters’ 30-day option to purchase up to an additional 1,286,449 shares of Common Stock, as set forth in the Issuer’s prospectus supplement filed with the SEC on November 7, 2022 and (ii) 362,915 shares of Common Stock that Boxer Capital has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.

CUSIP No. 75082Q105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,510,127*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,510,127*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,127*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes 362,915 shares of Common Stock that Boxer Capital has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.
**

Based on 25,126,403 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 24,763,488 shares of Common Stock outstanding following the completion of the Issuer’s offering, assuming no exercise of the underwriters’ 30-day option to purchase up to an additional 1,286,449 shares of Common Stock, as set forth in the Issuer’s prospectus supplement filed with the SEC on November 7, 2022 and (ii) 362,915 shares of Common Stock that Boxer Capital has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.

CUSIP No. 75082Q105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

CUSIP No. 75082Q105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

CUSIP No. 75082Q105	SCHEDULE 13D

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Boxer Capital, LLC, (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), Aaron I. Davis and Joe Lewis (collectively with Boxer Capital, Boxer Management, MVA Investors and Aaron I. Davis, the “Reporting Persons”) on May 3, 2021 (the “Schedule 13D”) with respect to the common stock, $0.001 par value per share, of Rain Therapeutics Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate purchase price of the Common Stock and Non-Voting Common Stock purchased by the Reporting Persons in the Offering is $7,999,995.96. The source of the funding for the purchase of the Common Stock and Non-Voting Common Stock was the general working capital of Boxer Capital. The information set forth in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 4, 2022, Boxer Capital agreed to purchase 972,212 shares of Common Stock and 400,000 shares of non-voting common stock at $5.83 per share for an aggregate purchase price of $7,999,995.96 in the Issuer’s registered offering of 5,961,080 shares of Common Stock and 2,615,250 shares of non-voting common stock (the “Offering”), which closed on November 8, 2022. Boxer Capital purchased these shares of Common Stock and non-voting common stock for investment purposes.

Item 5. Interest in Securities of the Issuer.

All percentages are based on 25,126,403 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 24,763,488 shares of Common Stock outstanding following the completion of the Issuer’s offering, assuming no exercise of the underwriters’ 30-day option to purchase up to an additional 1,286,449 shares of Common Stock, as set forth in the Issuer’s prospectus supplement filed with the SEC on November 7, 2022 and (ii) 362,915 shares of Common Stock that Boxer Capital has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.

(a) The Reporting Persons beneficially own in the aggregate 2,510,127 shares of Common Stock which represents 9.99% of the outstanding Common Stock.

Boxer Capital, Boxer Management and Joe Lewis beneficially own 2,510,127 shares of Common Stock which represents 9.99% of the outstanding Common Stock. Boxer Capital owns 3,059,574 shares of non-voting common stock that that because of the Beneficial Ownership Limitation it does not currently have the right to convert into shares of Common Stock. MVA Investors owns 79,726 shares of non-voting common stock that because of the Beneficial Ownership Limitation it does not currently have the right to convert into shares of Common Stock.

The table below reflects options to purchase shares of Common Stock owned by Aaron I. Davis that are not currently exercisable within the next 60 days:

Grant Date	Number of Non-Vested Options	Vesting Schedule
June 1, 2022	20,000	Fully vest one year after grant date

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or to direct the vote:

CUSIP No. 75082Q105	SCHEDULE 13D

None of the Reporting Persons has the sole power to vote or to direct the vote of any of the shares of Common Stock they beneficially own.

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 2,510,127 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has the sole power to dispose or to direct the disposition of any of the shares of Common Stock they beneficially own.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 2,510,127 shares of Common Stock they beneficially own.

(c) Other than as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 3, 2021, among Boxer Capital, Boxer Management, Joe Lewis, MVA Investors and Aaron I. Davis, incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on May 3, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2022

BOXER CAPITAL, LLC

By:	/s/Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated May 3, 2021, among Boxer Capital, Boxer Management, Joe Lewis, MVA Investors and Aaron I. Davis, incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on May 3, 2021.